UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT

(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

ERGO SCIENCE CORPORATION
(Name of Issuer)

ERGO SCIENCE CORPORATION
WILLIAM T. COMFORT III
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

29481Q-10-9
(CUSIP Number of Class of Securities)

Charles E. Finelli
Chief Executive Officer
790 Turnpike Street
North Andover, Massachusetts 01845
(978) 688-8833
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

COPIES TO:
Michael D. Wortley
Vinson & Elkins LLP
2001 Ross Avenue, Suite 3700
Dallas, Texas 75201
(214) 220-7700

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14(C) or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies ☐.

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$95,298	$19.06

The filing fee was determined based on the product of: (a) the estimated 45,380 shares of common stock proposed to be acquired from stockholders in the transaction to which this Schedule 13E-3 relates; and (b) the consideration of $2.10 per share of common stock (the “aggregate value”). The amount required to be paid with the filing of this Schedule 13E-3 equals one-fiftieth of one percent times the aggregate value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9.11

Form or Registration No.:	Amendment No. 3 to Schedule 13e-3 Transaction Statement

Filing Party:	Ergo Science Corporation

Date Filed:	January 2, 2007

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) is being filed by Ergo Science Corporation, a Delaware corporation (the “Company”), and William T. Comfort III pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and Rule 13e-3 promulgated thereunder. This Final Amendment amends the Schedule 13E-3 filed by such parties with the Securities and Exchange Commission on October 18, 2006, as amended on December 1, 2006, December 21, 2006 and January 2, 2007. All information below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as previously amended. This Final Amendment is filed pursuant to Rule 13e-3(d)(3) promulgated by the Securities Exchange Act of 1934, as amended, to report the consummation of the transaction on February 6, 2007.

Item 4. Terms of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On February 6, 2007, the transaction became effective by the filing with the Secretary of State of Delaware of certificates of amendment to the Company’s certificate of incorporation which affected a 1-for-200 reverse stock split, followed immediately by a 200-for-1 forward stock split, of the outstanding shares of the Company’s common stock. As a result of the transaction, stockholders of record holding fewer than 200 shares of the Company’s common stock immediately before the transaction will have such shares aggregated, converted into the right to receive a cash payment of $2.10 for each such share owned before the reverse stock split and sold to Mr. Comfort.

Item 15. Additional Information.

Item 15 is hereby amended and supplemented by adding the following:

The transaction was approved by the Company’s stockholders at a Special Meeting of Stockholders held on February 1, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2007

                ERGO SCIENCE CORPORATION

                By: /s/ Charles E. Finelli
                Charles E. Finelli
                Chief Executive Officer

                /s/ William T. Comfort III
                William T. Comfort III

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